HEALTH BENEFITS DIRECT CORPORATION
150 N. Radnor-Chester Road
Suite B-101
Radnor, Pennsylvania 19087
January 20, 2010
VIA EDGAR & FACSIMILE (202) 772-9198
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attention:	Jeffrey P. Riedler Assistant Director

Re:	Health Benefits Direct Corporation Registration Statement on Form S-1 (File No. 333-162712)
Dear Mr. Riedler:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective Friday, January 22, 2010, at 10:00 a.m. Eastern Time or as soon thereafter as practicable. Please call Angela Jones at (215) 963-5416 to provide notice of effectiveness.
In connection with this request for effectiveness, Health Benefits Direct Corporation (the “Company”) acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

HEALTH BENEFITS DIRECT CORPORATION

By:	/s/ ANTHONY R. VERDI Anthony R. Verdi
Chief Financial Officer
and Chief Operating Officer

cc:	Laura Crotty (Securities and Exchange Commission)
James W. McKenzie, Jr. (Morgan, Lewis & Bockius LLP)
James G. Salzman (Morgan, Lewis & Bockius LLP)
Angela M. Jones (Morgan, Lewis & Bockius LLP)
Jared Zane (Morgan, Lewis & Bockius LLP)